Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Oath, Inc.
10900 Research Blvd STE 160C PMB 3036
Austin, TX 78759
https://oathoats.com/

Up to $599,999.66 in Common Stock at $0.61
Minimum Target Amount: $14,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Oath, Inc.
Address: 10900 Research Blvd STE 160C PMB 3036, Austin, TX 78759
State of Incorporation: NV
Date Incorporated: October 20, 2021

Terms:

Equity

Offering Minimum: $14,999.90 | 24,590 shares of Common Stock
Offering Maximum: $599,999.66 | 983,606 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.61
Minimum Investment Amount (per investor): $349.53

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Early Bird - Invest $349+ (minimum investment) within the first 72 hours and receive a $100 Oath Oats Gift Box

Oath Lover - Invest $1,000+ within the first 72 hours and receive 5% bonus shares + $100 Oath Oats Gift Box

Oath Ambassador - Invest $2,500+ within the first 72 hours and receive 10% bonus shares + $250 Oath Oats Gift Card

Oath VIP - Invest $5,000+ within the two weeks and receive 20% bonus shares + $500 Oath Oats Gift Card

Volume Based Perk

Tier 1 - Invest $3,000+ and receive 10% bonus shares

Tier 2 - Invest $5,000+ and receive 20% bonus shares

Tier 3 - Invest $10,000+ and receive 30% bonus shares + 30% lifetime discount code for Oath Oats

Loyalty Bonus

Oath Family and Friends will receive 25% bonus shares. Family and Friends include existing Midas investors, Yumna's friends, and our influencer team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Oath Oats will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $61. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

"Oath Oats" by Oath, Inc. ("Oath Oats" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. Oath Oats is a health food brand based around one of nature's most powerful ingredients, oats! Our founder, Yumna aka Feel Good Foodie has been making viral oat-based food content for over a decade and amassed a following of millions of people online.

Oath Oats is dedicated to producing healthy and delicious oat-based food products - we're starting with overnight oats, granola, and oat bars! Our mission is to make healthy breakfast and snack foods more convenient and tastier than ever.

Oath Oats is majority owned by Midas Brands, a venture studio with consumer packaged goods ("CPG") experts with a track record of scaling food brands. Midas Brands dedicates resources, funding and expertise to support Oath Oats as the business grows. Other than centralized functions (accounting, project management and prodcurement), Oath Oats operates independently from Midas Brands.

Business Model

We generate revenue through the sale of our food products online direct-to-consumer over our website, oathoats.com. We currently have over 10 SKUs which we intend to also sell through other online channels (e.g. Amazon) and wholesale to large grocery stores.

Competitors and Industry

Competitors

Our competitors include Quaker Oats, Bob's Red Mill, Nature's Path, Purely Elizabeth, and Oats Overnight.

Where other brands may use refined sugar, artificial flavors and sweeteners, Oath remains true to our 'oath' to provide truly healthy food products. All of our products are gluten-free, non-GMO, and contain 0g of refined sugar. We use dates and honey to sweeten our recipes. We're also very deliberate with how we source the rest of our ingredients. Our recipes are straight from Feel Good Foodie's kitchen! Try searching 'overnight oats recipes' on Google and you'll see that her blog ranks #1. We've taken the creativity of Yumna's recipes and added convenience so people can skip directly to the finished products with Oath Oats.

Industry

The US oat-based snack market is currently worth over $19B, and the US oat beverage market is expected to have a CAGR of 15.4% between 2020 and 2028. This growth is attributed to rising consumer trends around veganism and the population becoming more health-conscious. Oat-based product companies like Oatly have reached billion-dollar ($771.16M as of 8/20/2023) valuations. The gluten-free market is estimated to reach $13.67B by 2030, with a 9.8% CAGR between 2023 and 2030. The vegan food market, valued at $16.55 billion in 2022, is expected to grow at a 10.7% CAGR from 2023 to 2030. Additionally, the global organic food market is estimated at $208.19 billion in 2022, growing at an 11.7% CAGR during the forecast period between 2023 and 2030.

Current Stage and Roadmap

Current Stage

We are currently live in-market with Oath products in a 'soft launch' phase. We have gained customer feedback, improved recipes, and defined a clear marketing strategy before our scaled launch. A scaled inventory run is scheduled for September 2023 after which we expect to have the product to support online demand, launch Oath Oats on Amazon and in retail stores.

Future Roadmap

Retail Distribution - We are currently in discussion with a national retailer to carry Oath Oats products across the U.S. We plan to continue to increase our retail footprint over the next 12 months.

Amazon U.S. and Canada - We plan to launch our best-selling products on Amazon in the U.S. and Canada within the next 3 months. Our products are not available in Canada at this time but we receive significant interest from the market with about 8% of organic website (oathoats.com) traffic coming from Canada.

Product Line Expansion - We are in the final stages of R&D on a new overnight oats product line which we believe will be one-of-a-kind in the market today. Unique selling points of the product include enhanced nutritional benefits like protein, probiotics, and omega-3's in a single serving.

The Team

Officers and Directors

Name: Anuraj Naithani

Anuraj Naithani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: October, 2021 - Present
  Responsibilities: Anuraj oversees all aspects of the business including product innovation and growth. Anuraj receives $100,000 in annual salary. He was also given stock options (7.5% of the current equity of the company) with a 3 year vesting schedule.

Other business experience in the past three years:

- Employer: Mastercard
  Title: Managing Consultant
  Dates of Service: September, 2016 - August, 2021
  Responsibilities: Anuraj managed a team of 4 individual contributors and advising banks and retailers on digital transformation, e-commerce and M&A transactions.

Other business experience in the past three years:

- Employer: Futurpreneur
  Title: Advisor
  Dates of Service: July, 2022 - Present
  Responsibilities: Advisory

Name: Peter Taylor

Peter Taylor's current primary role is with Midas Brands, Inc.. Peter Taylor currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Peter oversees marketing for the organization. Pete spends 20 hours per week on Oath. Peter does not receive compensation.

- Position: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Advisory

Other business experience in the past three years:

- Employer: Midas Brands, Inc.
  Title: Co-CEO and Founder
  Dates of Service: July, 2021 - Present
  Responsibilities: Founder and Chief Executive Officer for Midas Brands, a Creator Venture Studio. Responsible for all aspects of the business including raising capital.

Other business experience in the past three years:

- Employer: Spiceology, Inc.
  Title: Founder and CEO
  Dates of Service: April, 2012 - May, 2022
  Responsibilities: Peter is the Founder of Spiceology and was the CEO for the first 8 years. He was involved in all aspects of the business, including raising capital.

Name: Scott de Rozic

Scott de Rozic's current primary role is with Midas Brands. Scott de Rozic currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Advisory. Scott spends 10 hours per week on Oath. Scott does not receive compensation.

Other business experience in the past three years:

- Employer: Midas Brands
  Title: Co-CEO
  Dates of Service: August, 2021 - Present
  Responsibilities: Business strategy and financial officer

Name: Heather Scholten

Heather Scholten's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: February, 2022 - Present
  Responsibilities: Heather manages brand operations and directs supply chain management. Heather does not receive any compensation.

Other business experience in the past three years:

- Employer: Spiceology
  Title: Co-Founder
  Dates of Service: March, 2013 - December, 2021
  Responsibilities: Heather was COO for Spiceology and managed the day-to-day operations.

Other business experience in the past three years:

- Employer: Spiceology
  Title: Board Member
  Dates of Service: May, 2013 - Present
  Responsibilities: Heather acts as a board member.

Other business experience in the past three years:

- Employer: Midas Brands
  Title: Chief Operating Officer
  Dates of Service: September, 2021 - Present

Responsibilities: Oversee operations for multiple brands

Name: Yumna Jawad

Yumna Jawad's current primary role is with Feel Good Foodie. Yumna Jawad currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Brand marketing. Yumna spends 10 hours per week at Oath. Yumna received 2,500,000 shares as compensation for her role.

Other business experience in the past three years:

- Employer: Feel Good Foodie
  Title: Founder
  Dates of Service: August, 2013 - Present
  Responsibilities: Develop recipes online

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Remember, although we have a unique set of products and continue R&D to enhance our offering, we operate in a highly competitive environment which include several other substitutes

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Given that Oath Oats is at a very early growth stage, our valuation cannot be assess by previous performance as the company history is insufficient.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer packaged good industry.

However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $599,999.66 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. The company largely uses a single ingredient, oats, for more of the product offering. A supply chain impact to this ingredient could significantly impact the company.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any

cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. As Oath Oats continues to build out our product line we will face new risks factors including additional competition and changing consumer trends.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. Oath Oats is operating in an industry that is highly competitive with a low barrier to entry. New CPG food brands are developed often in our space which required the company to continue evolving and acquiring new customers.

We are an early stage company and have not yet generated any profits
Oath Oats was formed on October 20, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Oath Oats has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Oath Oats is a strong product and brand, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. As Oath Oats continues to expand retail presence, the ability for a retailer to attract customers to the Oath Oats brand will have a significant impact on the business.

Reliance on a niche product.
All of our current products are variants of one type of product, oats. Relying heavily on a niche product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product, potentially leading to revenue declines or even business failure.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Midas Brands, Inc (co-managed by 50% owner Peter Taylor and 50% owner Scott de Rozic)	7,802,500	Common Stock	63.0%
Yumna Jawad	2,500,000	Common Stock	20.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 983,606 of Common Stock.

Common Stock

The amount of security authorized is 18,000,000 with a total of 12,352,500 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 750,000 shares to be issued pursuant to stock options and RSUs issued and 300,000 shares to be issued pursuant to an equity incentive plan, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

Current holders of Common Stock have material rights as outlined in a Stockholder Agreement. The rights are summarized below.

Right of Refusal

A Stockholder may not transfer Company shares unless, prior to such Transfer, the Stockholder offers, in writing, such shares for sale to the Company and to the other Stockholder for a specified time at the same price and on the same terms and conditions as the selling Stockholder proposes to Transfer the Offered Shares pursuant to a bona fide written offer therefor received by the selling Stockholder. The Company has 30 days after being notified to accept the offer (the "First Offering Period"). If the Company does not accept the offer, the existing Stockholders have 30 days to accept the offer (the "Second Offering Period").

Drag Along Rights

If, after complying with the provisions of Section 2 (Right of Refusal), one or more Selling Stockholders, whether alone or in concert with any other Stockholder, propose to Transfer Company Shares to any person or entity not affiliated with such Selling Stockholders (a"Drag-Along Transferee") in a bona fide arm's length transaction or series of transactions (including through a purchase agreement, tender offer, merger, or other business combination transaction or otherwise), in which the aggregate number of Company Shares proposed to be Transferred by such Selling Stockholders to the Drag-Along Transferee is greater than fifty percent (50%) of the aggregate of the then-outstanding Company Shares (any such transaction, an "Exit Sale"), then, with the prior written consent of a Founder Majority, the Selling Stockholder(s) may elect to require all other Stockholders to sell all of the Company Shares owned by each of them concurrently with such Exit Sale to such Drag-Along Transferee at the purchase price and upon the other terms and subject to the conditions of the Exit Sale as set forth in the Drag-Along Notice. For purposes hereof, a"Founder Majority" shall mean the affirmative approval of one or more Founders that hold in excess of fifty percent (50%) of the Company Shares then held by all Founders. Notwithstanding the foregoing, if one or more of the Founders incur a federal tax obligation under Section 280G of the Internal Revenue Code of 1986, as amended, or any similar or success or provision thereto as a result of an Exit Sale to a Drag-Along Transferee, the Company shall pay to each such Founder an amount equal to such additional federal tax obligation plus a"grossup"amount such that the Founder will not be obligated to pay additional federal tax as a result of such payment.

Right of Co-Sale

If any Offered Shares are not purchased pursuant to Section 2 (Right of Refusal) above and thereafter are to be sold to a prospective transferee, each respective Stockholder may elect to exercise its Right of Co-Sale and participate on a pro rata basis on the same terms and conditions specified in the Offer. Each Stockholder who desires to exercise its RightofCo-Sale (each, a "Participating Stockholder") must give the selling Stockholder written notice to that effect within fifteen (15) days after the deadline for delivery of the Second Offering Period described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

Pre-Emptive Rights

Except as otherwise agreed to in writing by all Stockholders, if the Company issues or sells any additional Company Shares to any person or entity, the Company shall offer to sell each Stockholder a portion of such additional Company Shares equal to the quotient obtained by dividing (x) the number of Company Shares held by such Stockholder immediately prior to such proposed sale by (y) the total number of Company Shares issued and outstanding immediately prior to such proposed sale (such Stockholder's "Proportional Share"). The Stockholders have waived this right.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock

Type of security sold: Equity
Final amount sold: $250.00
Number of Securities Sold: 2,500
Use of proceeds: Initial founder stock grant
Date: February 07, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $450.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: Midas LLC receives stock
  Date: January 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $810,546.00
  Number of Securities Sold: 1,302,500
  Use of proceeds: The amount due to shareholder Midas Brands, Inc., for $810,546 has been converted to 1,302,500 shares of Common Stock.
  Date: June 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without additional revenue generation and based on existing capital reserves, we can continue to operate the business for 6 months without the requirement for additional capital or significant revenue generation.

Foreseeable major expenses based on projections:

In the near term (within 3 months) we expect to complete an inventory production for ~$90,000 that will allow product sales to be omnichannel immediately. This includes launching Oath Oats on Amazon and national retail. Additional investments in the forecast include new product R&D for $15,000. We will also be employing 2 additional full-time resources in the next 3-6 months including a sales lead to manage wholesale accounts and a marketing manager. The total annual cost for resources will be $160,000.

Future operational challenges:

The most significant operational challenge will be managing distribution across multiple channels including big box retail. As the business grows direct-to-consumer sales we expect fulfillment costs to decrease. Our existing 3PL partner can manage our projected direct to consumer sales growth. Ensuring that we have national retail distribution with a reliable partner and with margins that meet our goals is a key next step.

Future challenges related to capital resources:

Based on our business strategy to start distribution into national retail within the next 3 months, we may have to scale inventory much faster than projected. This will strain our capital resources. We have already started planning for this uncertainty by exploring working capital loans and additional shareholder contribution should an inventory need arise. The business also expects to start raising a subsequent round of financing within 6 months of completing the Reg CF.

Future milestones and events:

There are 3 main events in the short to medium term which will impact the company significantly:

Retail Distribution - We are currently in discussion with a national retailer to carry Oath Oats products in over 60 stores across the U.S.

Amazon U.S. and Canada - We plan on launching our best-selling products on Amazon in the U.S. and Canada within the next 3 months. Our products are not available in Canada at this time but we receive significant interest from the market with over 8% of organic website (oathoats.com) traffic coming from Canada.

Product Line Expansion - We are in the final stages of R&D on a new overnight oats product line which we believe will be one-of-a-kind in the market today.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June, 2023, the Company has capital resources available in the form of a capital contribution of $70,000 from shareholders, and $68,000 cash on hand.

The company plans to begin a subsequent round of financing 6 months after closing the Crowdfund.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our growth which includes scaling inventory production, expansion into national retail stores and new product R&D.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Although critical, the Company has access to alternate sources of capital including additional shareholder contribution and debt financing options.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months utilizing raised funds and our existing cash on hand. This is based on a current monthly burn rate of $8,000 per month for expenses related to marketing, inventory management and employee wages.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 14 months. This is based on a projected monthly burn rate of $40,000 for expenses related to marketing, salaries, inventory production and new product development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including contribution from the Company's majority shareholder, Midas Brands and inventory debt financing.

Indebtedness

- Creditor: Love Your Grub, Inc
  Amount Owed: $198,390.00
  Interest Rate: 5.0%
  Maturity Date: February 16, 2024

Related Party Transactions

- Name of Entity: Midas Brands Inc.
  Names of 20% owners: Peter Bamford Taylor and Scott de Rozic (both 50% owners)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2022, Midas Brands Inc., the major shareholder, provided financial funds to support the operating activities of the Company.
  Material Terms: The financial support does not incur any interest rate and in 2023, it has been converted to 1,302,500 Common Stock. As of December 31, 2022 and December 31, 2021, the amount due to the related party is $587,644 and $0, respectively.

Valuation

Pre-Money Valuation: $7,535,025.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) there is no preferred stock outstanding;

(ii) all outstanding options with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

We believe Oath Oats is valued at $7,535,025. Our pre-money valuation is based on the assumption that our revenue and customer acquisition model is accurate, the total addressable market, a comparable company analysis, and the belief that the makeup of the founding team can achieve the growth and expansion goals set out in this offering. The valuation was calculated by incorporating the below:

Market Size

The US oat-based snack market is currently worth over $19B, and the US oat beverage market is expected to have a CAGR of 15.4% between 2020 and 2028. This growth is attributed to rising consumer trends around veganism and the population becoming more health-conscious. Oat-based product companies like Oatly have reached billion-dollar ($771.16M as of 8/20/2023) valuations. The gluten-free market is estimated to reach $13.67B by 2030, with a 9.8% CAGR between 2023 and 2030. The vegan food market, valued at $16.55 billion in 2022, is expected to grow at a 10.7% CAGR from 2023 to 2030. Additionally, the global organic food market is estimated at $208.19 billion in 2022, growing at an 11.7% CAGR during the forecast period between 2023 and 2030. We believe these market trends indicate a growing demand for healthy and convenient breakfast and snack options positioning Oath Oats for success.

Revenue and Customer Acquisition

Oath Oats' existing revenue is based on a limited time in market - the brand was soft-launched in December 2022. Since this time we have received over 1000 orders through our online store and over $50,000 in revenue. We have refined the customer acquisition model which is essentially free through our co-founder celebrity. Since the brand's soft launch, we have perfected our product formulations, received retail interest, and are ready to scale inventory.

Projected Cashflow Analysis

Based on our existing projections we anticipate to generate free cash flows of over $280,000 by the end of August 2024. Using a discounted cash flow analysis which anticipates a 3-year CAGR of 25%, which is very attainable given the rate at which the industry is growing and a weighted average cost of capital at 10%, the present value of our business exceeds $7.4M. Our free cash flow projections are based on our existing product COGS of 32% being maintained throughout the year. Gross margins are expected to be over 46% which accounts for fulfillment costs across all channels and fixed costs will grow in line with revenue.

Comparable Companies

Comparable companies in this industry include Oats Overnight, Bob's Red Mill, and Purely Elizabeth. Oats Overnight is a direct competitor with a similar product offering targeted at a different market segment. In less than 7 years the company is on track to surpass $100M in gross revenue. Bob's Red Mill is a natural food brand that offers a wide variety of grain-based products, including oats, granola, and bars. In 2022 Bob's Red Mill achived over $50M in annual revenue. Purely Elizabeth is a health food brand that specializes in gluten-free, organic, and non-GMO products, including granola bars and oatmeal. in 2022, Purely Elizabeth raised over $50M and has been operating at a revenue CAGR of over 50%. Each of these comparable brands has achieved valuations in the several hundreds of millions. (source: Crunchbase).

Founders and Team

Our team's leadership contains serial entrepreneurs with a track record of success. Anuraj, the CEO of Oath Oats previously advised new food brands and advised large corporations as a management consultant while at Mastercard and Deloitte. Peter and Heather are the co-founders of Spiceology, one of the fastest-growing spice companies in the U.S. Yumna is the founder of Feel Good Foodie, an online food community with millions of followers. Yumna's value to Oath Oats is over $500,000 annually, this is based on the fact that she charges brands upwards of $25,000 per social media post and her cadence of posting Oath Oats content is at least 2x per month. Our team has decades of experience spanning the entire food industry from creating recipes to building CPG food brands.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.90 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $599,999.66, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

- Growth Initiatives
  37.5%
  We will use 37.5% of the funds for growth initiatives including scaling e-commerce marketing, launching best-selling products on Amazon, national retail expansion and entering the Canadian market.

- Company Employment
  18.0%
  We will use 18% of the funds to hire key personnel for daily operations, including the following roles: Retail Sales Lead, Marketing Manager, Operations Manager. Wages to be commensurate with training, experience and position.

- Inventory
  14.0%
  We will use 14% of the funds raised to purchase inventory for the Company's overnight oats, granola and oat bar product lines in preparation for launch on Amazon and in retail stores.

- New Product Development
  14.0%
  We will use 14% of the funds raised for new product development, namely expanding our best selling product line, overnight oats.

- Working Capital
  10.0%

We will use 10% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://oathoats.com/ (oathoats.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oathoats

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Oath, Inc.

[See attached]

OATH, INC.

FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2023 AND JUNE 30, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Oath, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Oath, Inc. (the "Company,"), which comprise the balance sheet as of June 30, 2023 and June 30, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending June 30, 2023 and June 30, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 3, 2023
Los Angeles, California

OATH INC.
BALANCE SHEET
(UNAUDITED)

As of June 30,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	71,201	$	96
Inventory		92,285		27,954
Prepaids and Other Current Assets		750		750
Total Current Assets		**164,236**		**28,800**
Intangible Assets		436,328		461,578
Total Assets	**$**	**600,564**	**$**	**490,378**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	10,851	$	-
Amount Due to Related Parties		126,909		395,876
Current Portion of Loans and Notes		145,833		-
Other Current Liabilities		25,420		-
Total Current Liabilities		**309,013**		**395,876**
Promissory Notes and Loans		-		229,167
Total Liabilities		**309,013**		**625,042**
STOCKHOLDERS EQUITY				
Common Stock		1,130		1,000
Subscription Receivable		-		(1,000)
Additional Paid in Capital		809,416		-
Retained Earnings/(Accumulated Deficit)		(518,996)		(134,664)
Total Stockholders' Equity		**291,550**		**(134,664)**
Total Liabilities and Stockholders' Equity	**$**	**600,564**	**$**	**490,378**

See accompanying notes to financial statements.

OATH INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended June 30,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 49,419	$ -
Cost of Goods Sold	24,709	-
Gross profit	24,710	-
Operating expenses		
General and Administrative	314,602	134,664
Research and Development	12,638	-
Sales and Marketing	81,801	-
Total operating expenses	409,041	134,664
Operating Income/(Loss)	(384,331)	(134,664)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(384,331)	(134,664)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (384,331)**	**$ (134,664)**

See accompanying notes to financial statements.

OATH INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception- October 20, 2021		-	-		-	-
Issuance of Stock	10,000,000	$ 1,000	$ (1,000)			$ -
Net income/(loss)					(134,664)	(134,664)
Balance—June 30, 2022	10,000,000	1,000	(1,000)		$ (134,664)	**$ (134,664)**
Capital Contribution	1,302,500	130	1,000	809,416		810,546
Net income/(loss)					(384,331)	(384,331)
Balance—June 30, 2023	**11,302,500**	**$ 1,130**	**$ -**	**$ 809,416**	**$ (518,996)**	**$ 291,550**

See accompanying notes to financial statements.

OATH INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended June 30,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(384,331)	$	(134,664)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		25,250		10,483
Changes in operating assets and liabilities:				
Inventory		(64,331)		(27,954)
Prepaids and Other Current Assets		-		(750)
Accounts Payable		10,851		
Other Current Liabilities		25,420		-
Net cash provided/(used) by operating activities		**(387,141)**		**(152,885)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		(472,061)
Net cash provided/(used) in investing activities		**-**		**(472,061)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans , net		(83,333)		229,167
Capital Contribution		810,546		-
Amount Due to Related Parties		(268,967)		395,876
Net cash provided/(used) by financing activities		**458,246**		**625,042**
Change in Cash		71,105		96
Cash—beginning of year		96		-
Cash—end of year	**$**	**71,201**	**$**	**96**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Oath Inc. was incorporated on October 20, 2021 in the state of Nevada. The financial statements of Oath Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

The Company operates primarily in the business of selling oat-based products including granola, overnight oats and oat bars manufactured and packaged in Spokane, WA. Inventory warehoused and fulfilled at ShipBob location in Reno, NV via Shopify orders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted June 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023 and June 30, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods which are determined using a FIFO (first-in-first-out) method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

On February 16, 2022, the Company formally entered into an Assets Purchase Agreement with LOVE YOUR GRUB INC. for $500,000. This agreement outlined the transfer of various assets from LOVE YOUR GRUB INC to the Company. The assets included in the agreement were as follows: inventories, trademark, Website etc. The difference between purchase price and fair value of assets transferred will be recorded under the Goodwill account, which will be amortized over the period of ten years.

The Company capitalizes trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

Oath, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of oat-based products.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended June 30, 2023 and June 30, 2022 amounted to $54,899 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended June 30,		2023		2022
Finished goods		92,285		27,954
Total Inventory	**$**	**92,285**	**$**	**27,954**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended June 30,		2023		2022
Other Current Asset		750		750
Total Prepaids and Other Current Assets	**$**	**750**	**$**	**750**

Other current liabilities consist of the following items:

As of Year Ended June 30,		2023		2022
Accrued Purchases		25,420		-
Total Other Current Liabilities	**$**	**25,420**	**$**	**-**

5. INTANGIBLE ASSETS

As of June 30, 2023 and June 30, 2022, intangible asset consists of:

As of Year Ended June 30,		2023		2022
Patent	$	3,138	$	3,138
Goodwill		468,923		468,923
Intangible assets, at cost		**472,061**		**472,061**
Accumulated amortization		(35,733)		(10,483)
Intangible assets, Net	**$**	**436,328**	**$**	**461,578**

Goodwill has been amortized. Amortization expenses for goodwill for the fiscal year ended June 30, 2023 and June 30, 2022 was in the amount of $25,250 and $10,483, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of June 30, 2023:

Period		Amortization Expense
2024	$	(25,250)
2024		(25,250)
2025		(25,250)
2026		(25,250)
Thereafter		(335,328)
Total	**$**	**(436,328)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,000,000 shares of Common Stock with a par value of 0.0001. As of June 30, 2023 and June 30, 2022, 11,302,500 and 10,000,000 shares were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,050,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended June 30,	2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant

factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at October 20, 2021	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at June 30, 2022	-	$ -	-
Exercisable Options at June 30, 2022	-	$ -	-
Granted	750,000	$ 0.05	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at June 30, 2023	750,000	$ 0.05	9.94
Exercisable Options at June 30, 2023	-	$ -	-

Stock option expense for the years ended June 30, 2023 was $0.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended June 30, 2023					For the Year Ended June 30, 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Love Your Grub, Inc	$ 250,000	5.00%	2/16/2022	2/16/2024	$ 7,292	11,881	$ 145,833	$ -	$ 11,881	$ 4,589	$ 4,589	$ -	$ 229,167	$ 229,167
Total					$ 7,292	$ 11,881	$ 145,833	$ -	$ 11,881	$ -	$ -	$ -	$ 229,167	$ 229,167

The summary of the future maturities is as follows:

As of Year Ended June 30, 2023	
2024	$ 145,833
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	**$ 145,833**

9. INCOME TAXES

The provision for income taxes for the year ended June 30, 2023 and June 30, 2022 consists of the following:

As of Year Ended June 30,		2023		2022
Net Operating Loss	$	(80,710)	$	(28,280)
Valuation Allowance		80,710		28,280
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on June 30, 2023 and June 30, 2022 are as follows:

As of Year Ended June 30,		2023		2022
Net Operating Loss	$	(108,989)	$	(28,280)
Valuation Allowance		108,989		28,280
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2023 and June 30, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending June 30, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $518,996, and the Company had state net operating loss ("NOL") carryforwards of approximately $518,996. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2023 and June 30, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2023 and June 30, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In 2022, Midas Brands Inc., the major shareholder, provided financial funds to support the operating activities of the Company. The financial support does not incur any interest rate and in 2023, it has been converted to 1,302,500 Common Stock. As of June 30, 2023 and June 30, 2022, the amount due to the related party is $126,909 and $395,876, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2023 through July 3, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time that would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $384,331, an operating cash flow loss of $387,141 and liquid assets in cash of $71,201, which is less than a year's worth of cash reserves as of June 30, 2023. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

"Oath Oats" by Oath, Inc. is not live or open to the public at this moment.

GET A PIECE OF "OATH OATS" BY OATH, INC.

Deliciously Devoted

Oath Oats is a food brand dedicated to one of nature's most powerful ingredients, oats! For now we make overnight oats, granola and oat bars based on our founder, Feel Good ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Oath
deliciously devoted

$0 Raised

REASONS TO INVEST

- Influencer Owned & Guided: Our Founder Yumna is a celebrity content creator with 6M+ followers across all platforms known for her delicious recipes. We are also affiliated with a network of creators that generate over 100M views per month.
- Convenient & Accessible: All our products are ready to eat or can be prepared in less than a minute, removing the need for any measuring & mixing. We're available through our website, Faire.com, & soon Amazon.com.
- Market Potential & Growth: Our company is part of an already large ($19B+), rapidly growing market. We believe consumers have shown an appetite for products like ours.

Invest Now
$0.61 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$349.53	$7.54M

THE PITCH

Nutrition meets flavor with our oats - elevate your breakfast now!

Oath Oats elevates a simple breakfast ingredient so you never have to sacrifice nutrition for convenience again. Our products are based on the viral oat-based recipes by our founder Yumna Jawad (AKA @feelgoodfoodie). Yumna has built a devoted social media following of millions across the world by creating recipes on online platforms for over a decade. Oath Oats is on a mission to deliver nutritious and delicious oats to you, one pantry at a time!


downshiftology
Can't wait to try this @oathoats granola. Thanks @feelgoodfoodie!
Oath
GRANOLA
RASPBERRY TART
@simplicitemily you've got more goodies coming!

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Oath Oats products are gluten-free, vegan, free of refined sugar and most importantly, taste delicious. We started off a few months ago with a small batch of overnight oats, granola, and oat bars. Since then, we have received thousands of orders and built a community of over 200,000 on social media. The consumer feedback has been amazing and after learning from our community, we're ready to take a bite out of a multi-billion dollar market.


With two young kids and a cardiologist husband, I rely on oats as a daily staple that keep our hearts healthy and cholesterol in check. But most packaged options that you think are good for you are actually loaded with unnecessary refined sugars and empty calories.
—Yumna Jawad, Founder

THE PROBLEM & OUR SOLUTION

You'll Forget Oath Oats is Good for You

We're tired of seeing products filled with empty calories and refined sugars masked as health foods. **Nearly 25% of people in the United States skip breakfast daily.** (Source) We want to put an end to that by making it convenient to put a nutritious meal in front of your family, no matter how busy life gets!



We know you've seen A LOT of other oats, granola, and bars out there, but our recipes come straight from Feel Good Foodie's kitchen. She has perfected her tasty recipes and packaged them into Oath Oats to save you all the measuring and mixing. We're staying true to our oath to provide truly nutritious foods by sourcing only the highest quality ingredients that are rich in flavor and nutrition. All of our products are sweetened naturally with dates, honey or maple syrup and never contain artificial flavors.



Oath vs Them
HONEY + DATES
REAL FRUIT
GLUTEN-FREE
COCONUT OIL
NON-GMO
Oath
OAT BAR
CRISPY COCONUT
REFINED SUGAR
ARTIFICIAL FLAVOR
CORN SYRUP
SEED OILS
WHEAT

THE MARKET & OUR TRACTION

The US Oat-Based Snack Market is Set to Hit $27.5B by 2028*

*(Source)

Oath Oats is a part of an already massive market that continues to grow rapidly every year. The oat-based snack market in the U.S. alone is currently worth over $19 billion, not to mention the oat beverage market that is growing at over 15.4% annually (2020-2028). (Source | Source)

Similar competitors in the industry (e.g. Oats Overnight) have grown to over $50 million in annual revenue within 5 years and other complimentary companies like Oatly have achieved valuations of over $1 billion. (Source | Source)



A Booming Market
Global oatmeal market projected to grow at a CAGR of 7%*
Global Oat-based Snack Market:
$19.2B
USD 2021
$27.5B
USD 2028*
US Oat Milk Market:
$173.8M
USD 2019
$630.8M
USD 2028*
— plain
— flavored

Projections based on Source | Source | Source

Oath Oats is now available on our website, we make subscribing to your favorite products easy. Our products are also available for wholesale orders on Faire.com, and will come to Amazon by the end of the year. We have already received interest from national retailers and aim to significantly increase our retail presence over the next year.



Oath Oats is making waves
Thousands of orders
Featured on the 7ABC Detroit Morning show
Remarkable 35% return customer rate
Millions of unpaid impressions across social media platforms
Oath
OAT BARS
CHOCOLATE ALMOND FUDGE

With a remarkable 35% return customer rate, millions of unpaid impressions across social media platforms, and a rapidly growing Instagram following of over 200K, our brand is making waves. While Yumna has millions of followers herself, she's also surrounded herself with some of the most influential foodies online, giving her a reach of 50+ million people, which equates to millions of dollars of built-in marketing and advertising value for Oath Oats from day one. With a feature on the 7ABC Detroit Morning Show, affiliations with celebrity content creators like @downshiftology and @lisanguyen, reaching over 100M people, and a collaboration with other leaders in the CPG space like Koia, we believe our growth potential is boundless. (Source)



Yumna's influencer friends are EXCITED!
50M+
Yumna's influencer network's sphere of influence:
Over 50 of Yumna's influencer friends commented on her 1st post about Oath
288K+
IG & FB Plays
6,680
Likes on IG & FB


120
Direct Messages
healthyfitnessmeals
farahjmerhi
myhealthydish
cookinwithmima
MARIAM | Cookin' with Mima
fullyrawkristina
Oath

WHY INVEST

Join Oath Oats and the Feel Good Foodie Fam!


Wholesome & SO good.
Oath Oats stands for making products that use whole ingredients and are nutritionally dense—that's our oath to you. All our products are completely **gluten-free, vegan-friendly and free of refined sugars.**
Oath
Oath
Oath
Oath

Oath Oats goes beyond basic nutrition to deliver a guilt-free indulgence that delights both the taste buds and the conscience. Our founder Yumna, and community of content creators have garnered a social following of millions, allowing us to acquire customers with virtually no marketing spend. We believe Oath Oats is positioned to continue growing and our plans to expand include scaling inventory, amping up our marketing initiatives, and meeting existing demand from large retailers. We aim to make Oath Oats accessible to Yumna's fans everywhere, whether they're shopping on Amazon or their local grocery store. Join our mission to transform what began as Yumna's obsession for sharing nutritious recipes into a pantry staple.

Invest in Oath Oats - the food brand built on one of nature's most powerful ingredients.

We're going all in on oats!


It's 9pm here in California and I couldn't help myself so I just at the banana bread oat bar and OH MY GOODNESS
It's exceptionally delicious
Yum! Made this and it was so good, what a good combination
You completely outdid yourself!! I tried the blueberry overnight oats and they were amazing and had the perfect balance of sweetness, no need to add maple syrup or honey. Sooooo good!!
I bought the chocolate peanut butter bars and am loving them. My husband made me order more.
Oath
I love the blueberry one so far! Will try the strawberry tomorrow . I was shocked on the amount of strawberries.
Just ordered a bag..they are delish!
Keeps you full and satisfied
We loved ours!! Even my kids! Will be ordering again! I had to hide the chocolate and almond bars, I loved them lol
My Oath Oats order finally arrived and I must say, everything is delicious!! The overnight oats is our go to for breakfast now...the lemon tart bar is my favourite and the chocolate peanut butter granola is just
All in all, love everything I ordered and in fact I'm placing another order right this moment!

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

ABOUT

HEADQUARTERS
10900 Research Blvd STE 160C PMB 3036
Austin, TX 78759

WEBSITE
View Site

Oath Oats is a food brand dedicated to one of nature's most powerful ingredients, oats! For now we make overnight oats, granola and oat bars based on our founder, Feel Good Foodie's online recipes. All of our products are gluten-free and contain 0g of refined sugar.

TEAM



Yumna Jawad
Founder & Board Member

Yumna is a content creation expert, her viral oat-based recipes are the foundation of Oath Oats products. She has built a loyal social following consisting of millions of people for over 10 years. Her community spans across multiple online channels and continues to grow rapidly.

Yumna's delicious oat-based recipes, expertise in digital marketing and network of influencers is essential in scaling Oath Oats through the growth phase.

Yumna works about 10 hours per week at Oath Oats.



Anuraj Naithani
Chief Executive Officer

Anuraj brings over 8 years of experience as a strategy consultant advising CPG and Technology companies across the world. He has a background as a food start-up founder and has previously been involved in all aspects of scaling a CPG company including operations, digital marketing, and wholesale.

As the CEO of Oath Oats, Anuraj is responsible for developing and executing a growth strategy for the brand which includes leading a team of specialized employees and partners toward a common mission.



Heather Scholten
Chief Operating Officer

Heather managed operations at Spiceology for 8 years, the company she co-founded with Pete in 2013. With more than 20 years of experience with multiple Fortune 500 companies, Heather is most at home in fast-paced startup environments.

Heather brings entrepreneurial drive and a diverse skill set outside of her extensive operations background including marketing, graphic design, IT, and web design.

Heather works about 30 hours per week at Oath Oats.



Peter Taylor
Chief Marketing Officer & Board Member

Pete is a 5x founder, brand executive, advisor, and investor. Prior to launching Oath Oats, Pete founded Spiceology, Inc., which has made the Inc. 5000 Fastest-Growing Private Companies list for the last 5 years in a row.

Pete's rich experience in brand architecture, strategic partnerships, and omni-channel sales serve him well in his role as Chief Marketing Officer for Oath Oats. Pete spends 20 hours a week on Oath.



Scott de Rozic
Board Member

Scott brings over 20 years of experience building startups as a founder and C-level executive. He's raised substantial capital and founded and built companies to exit. As a board member, Scott brings deep experience in technology, finance, governance and strategy to Oath Oats.

Scott works about 10 hours per week at Oath Oats.

TERMS

"Oath Oats" by Oath, Inc.

Overview

PRICE PER SHARE	VALUATION
$0.61	**$7.54M**
DEADLINE	FUNDING GOAL
Dec 6, 2023	**$15k - $600k**

Breakdown

MIN INVESTMENT	OFFERING TYPE
$349.53	**Equity**
MAX INVESTMENT	ASSET TYPE
$599,999.66	**Common Stock**
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
24,590	**Common Stock**
MAX NUMBER OF SHARES OFFERED	
983,606	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Early Bird - Invest $349+ (minimum investment) within the first 72 hours and receive a $100 Oath Oats Gift Box

Oath Lover - Invest $1,000+ within the first 72 hours and receive 5% bonus shares + $100 Oath Oats Gift Box

Oath Ambassador - Invest $2,500+ within the first 72 hours and receive 10% bonus shares + $250 Oath Oats Gift Card

Oath VIP - Invest $5,000+ within the two weeks and receive 20% bonus shares + $500 Oath Oats Gift Card

Volume Based Perk

Tier 1 - Invest $3,000+ and receive 10% bonus shares

Tier 2 - Invest $5,000+ and receive 20% bonus shares

Tier 3 - Invest $10,000+ and receive 30% bonus shares + 30% lifetime discount code for Oath Oats

Loyalty Bonus

Oath Family and Friends will receive 25% bonus shares. Family and Friends include existing Midas investors, Yumna's friends, and our influencer team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Oath Oats will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $61. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into "Oath Oats" by Oath, Inc..

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Yumna

Hey Foodie Fam! So with two young kids and a cardiologist husband, I rely on oats as a daily staple that keep our hearts healthy and cholesterol in check. But most packaged options that you think are good for you are actually loaded with unnecessary refined sugars and empty calories.

Millions of people shouldn't have to choose between flavor and health. So I decided if I wanted nutritious, delicious oats, I'd have to make them myself.

Oath Oats is a food brand built on my tasty recipes, minus all the measuring and mixing.

We are deliciously devoted to providing the convenience of store-bought oatmeal, but with wholesome, recognizable ingredients that are actually good for you. And that's my Oath to you.

I'm Yumna Jawad, founder of Oath Oats. Over the last decade, I've built a community that is 4M strong on Instagram, with millions more following me on Facebook, YouTube, Pinterest and TikTok.

Together with Anu, we're on a mission to transform what began as my obsession for sharing nutritious recipes into a household name.

Anu

Yumna's blog is consistently one of the first that pops up when you Google overnight oats. It's a testament to the last 10 years she's spent building her personal brand into a built-in customer base and a marketing powerhouse.

While she herself has millions of followers, she's also surrounded herself with some of the most influential foodies online. That gives her a reach of over 50 million people, which equates to millions of dollars of built-in marketing and advertising value for Oath Oats from day one.

Yumna

As CEO, Anu brings over 8 years of experience advising startups: from scaling operations and digital marketing to consulting consumer packaged goods companies around the world. We've built a team of marketing and operations experts that includes the co-founders of Spiceology, which was named one of the fastest-growing companies in America by Inc. 5000.

Anu

We completed a soft launch only a few months ago, which allowed us to test and perfect our product line based on customer feedback. We're now ready to officially launch with 12 products.

Our future plans include scaling up inventory, amping up our marketing initiatives, and meeting demand from large retailers.

We aim to make Oath Oats accessible to Yumna's fans everywhere, whether they're shopping on Amazon or their local grocery store.

Yumna

I wouldn't be here without the support of my followers - and this is your chance to own a piece of the brand we're building together.

We're going all in on oats!

Anu

Let's take an oath to change the way people experience breakfast. One bowl, one family, and one craveable bite at a time.

Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]


A Delicious Opportunity!
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Hey everyone, Yumna here!

I can't thank you enough for all your support for Oath Oats, in just a few months we have achieved SO MUCH.



1000's
of happy customers



35% of Sales
are return shoppers



Amazing
product reviews

We are so proud to announce that we're giving our community of oat-lovers the opportunity to invest in our brand that celebrates healthy eating and represents you.

We are launching a new fundraising campaign through StartEngine. This is your chance to be a part of a new brand that is making waves in the industry, loved by foodies and SO GOOD for you.

Become a shareholder for ONLY $350!

TELL ME MORE

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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